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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (AMENDMENT NO. 12)

                          The France Growth Fund, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                    35177K108
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                                 (CUSIP Number)

                                    Dirk Kipp
                           Bankgesellschaft Berlin AG
                                Alexanderplatz 2
                                 D-10178 Berlin
                                     Germany
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 18, 2002
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                                Page 1 of 7 Pages
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--------------------------                               -----------------------
   CUSIP No.: 35177K108               13D                   Page 2 of 7 Pages
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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. ID NO. OF ABOVE PERSON

       Bankgesellschaft Berlin AG
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER  OF A GROUP                 (a)[ ]
                                                                         (b)[ ]
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   3   SEC USE ONLY

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   4   SOURCE OF FUNDS                                                       WC
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)                                                 [ ]
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   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Federal Republic of Germany
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   NUMBER OF          SOLE VOTING POWER                               1,985,805
    SHARES         -------------------------------------------------------------
 BENEFICIALLY         SHARED VOTING POWER                                     0
     OWNED         -------------------------------------------------------------
    BY EACH           SOLE DISPOSITIVE POWER                          1,985,805
   REPORTING       -------------------------------------------------------------
    PERSON            SHARED DISPOSITIVE POWER                                0
     WITH
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON                                               1,985,805
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  12   CHECK IF THE AGGREGATE AMOUNT IN ROW
       (11) EXCLUDES CERTAIN SHARES                                         [ ]
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                          16.45%
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  14   TYPE OF REPORTING PERSON                                              BK
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                                Page 2 of 7 Pages
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     This Amendment No. 12 amends and supplements Items 4, 5 and 7 of the
Schedule 13D of Bankgesellschaft Berlin AG (the "Bank") with respect to the shares ("Shares") of Common Stock, par value $.01 per Share (the "Common Stock"), of The France Growth Fund, Inc. (the "Fund").

ITEM 4. PURPOSE OF TRANSACTION

     As disclosed in the Fund's definitive proxy statement regarding its annual meeting filed with the Securities and Exchange Commission on May 2, 2002, the following seven proposals were presented to the Fund's 2002 Annual Meeting of the Fund's Stockholders held on June 18, 2002 (the "2002 Annual Meeting"):

          1. To change the Fund's investment program amending the Fund's fundamental investment objective and policies ("Proposal 1");

          2(a)-(g).To change the Fund's fundamental investment restrictions which are necessary to implement the Fund's proposed new investment program ("Proposal 2");

          3. To amend the Fund's Articles of Incorporation to change the name of the Fund to The European Multi-Strategy Investment Company ("Proposal 3");

          4. To consider a new investment advisory agreement between the Fund and Credit Agricole Asset Management U.S.Advisory Services, the Fund's investment adviser (the "Adviser"), with an increase in the advisory fee payable to the Adviser ("Proposal 4");

          5. To allow the Adviser, subject to Board approval, to select, supervise and replace, if necessary, investment managers to directly manage a portion of the Fund's portfolio and to materially modify existing subadvisory agreements without obtaining stockholder approval of the new or amended subadvisory agreement; ("Proposal 5");

          6. To elect four (4) directors in Class II to serve for a term expiring on the date of the Annual Meeting of Stockholders in 2005 ("Proposal 6"); and

          7. To consider and act upon a stockholder proposal recommending that the Board of Directors expedite the process to ensure Fund shares can trade at net asset value ("Proposal 7").

     On June 18, 2002, in connection with proceedings at, and the adjournment of, the 2002 Annual Meeting, the Bank and the Fund entered into an Agreement (the "Agreement"),

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attached hereto as Exhibit 1, that provides that the Board will initiate a tender offer if Proposals 1 through 5 are adopted by stockholders at the 2002 Annual Meeting or any adjournment thereof. The Bank agreed to vote in favor of the directors nominated by the Fund in Proposal 6 and to vote against the stockholder proposal set forth in Proposal 7.

     In addition, the Agreement provides that the Fund will convene a governance committee with the purpose of reducing the size of the Board and establishing an advisory board and that, at the Bank's discretion, the Fund will offer Phillip Goldstein a seat on the Board if he votes his shares and the shares for which he currently has proxies in favor of Proposals 1 through 5.

     Except as set forth herein and in the Schedule 13D and amendments thereto previously filed by the Bank, the Bank has not formulated any plans or proposals that relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Bank will review its investment in the Fund from time to time and, subject to the terms of the Agreement, reserves the right to take or not take any action it deems to be in its best interest or to change its intention as set forth in this Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) The Fund's definitive proxy statement filed with the Securities and Exchange Commission on May 2, 2002 indicates that, as of March 28, 2002, there were 12,072,000 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

     As of the date of this Amendment 12, the Bank is the beneficial owner of 1,985,805 shares of Common Stock, which constitute approximately 16.45 % of the outstanding shares of Common Stock.

     (b) The Bank has sole power to vote and to dispose of the shares of Common Stock owned by it.

     (c) Since the filing of Amendment No. 11 to its Schedule 13D with respect to the shares of Common Stock of the Fund, the Bank purchased on the open market on October 16, 2001, 2,000 shares of Common Stock at a price of $7.15 per share.

     (d) No person other than the Bank has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Bank.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     1. Agreement, dated as of June 18, 2002, by and between the France Growth Fund Inc. and Bankgesellschaft Berlin A.G.


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                                    SIGNATURE


     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: June 19, 2002                     BANKGESELLSCHAFT BERLIN AG


                                        By: /s/ Moritz Sell
                                           ----------------------------------
                                        Name:  Moritz Sell
                                        Title:

                                        By: /s/ Dirk Kipp
                                           ----------------------------------
                                        Name:  Dirk Kipp
                                        Title:





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